Exhibit (d)(7)

AMENDED SCHEDULE A

TO THE SUB-ADVISORY AGREEMENT

BETWEEN HIGHMARK CAPITAL MANAGEMENT, INC.

AND BAILARD, INC.

INTERNATIONAL OPPORTUNITIES FUND

Effective December 1, 2011

Bailard, Inc. will receive as a Sub-Advisory fee 50% of the total gross investment advisory fee of the Fund for which it serves as Sub-Adviser. The “total gross investment advisory fee” means the advisory fee received by HighMark Capital Management, Inc. reduced by the application of any breakpoints but not reduced by the effect of any fee waivers.

The following schedule of breakpoints will determine the total gross investment advisory fee to be charged including the application of breakpoints but excluding any other fee waivers taken by the Adviser.

The total gross investment advisory fee (in basis points) for the Fund is shown below. The fee applicable to each dollar of assets under management (“AUM”) declines as AUM increases. “Assets under management” means all net assets, including cash and cash equivalents.

Fund AUM	Advisory Fee	Sub-Advisory Fee
Up to $1 Billion	0.750%	0.375%
Over $1 Billion	0.700%	0.350%

For example, if AUM of HighMark International Opportunities Fund were $1.6 billion, the advisory fee would be calculated as 0.750% of the first $1.0 billion plus 0.700% of the next $600 million.

The Sub-Advisory fee shall be payable by the Adviser. It shall be computed on the average daily net assets of the Fund subject to the Agreement, and calculated as of the last business day of each calendar month. The fee shall be payable within 10 business days of the end of each month.

HIGHMARK CAPITAL MANAGEMENT, INC.		BAILARD, INC.

By:	/s/ Earle A. Malm II	By:	/s/ Peter M. Hill
	Name: Earle A. Malm II		Name: Peter M. Hill
	Title: President and CEO		Title: Chairman and CEO

1